SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3, File No. 333-192241 and on Form S-8, File Nos. 333-13270, 333-113552, 333-132221 and 333-149553.

MAGIC SOFTWARE ENTERPRISES LTD.

On February 28, 2014, Magic Software Enterprises Ltd. or Magic, announced the pricing of its underwritten, public offering of 6,000,000 of its ordinary shares. The ordinary shares will be sold in the offering at a price to the public of $8.50 per share. Magic has granted the underwriters for the offering an option to purchase up to an additional 900,000 of its ordinary shares to cover over-allotments. The press release describing the announcement is attached hereto as Exhibit 99.1.

Also on February 28, 2014, Magic entered into an underwriting agreement with Barclays Capital Inc. and William Blair & Company, L.L.C., acting as representatives of the underwriters named therein, that reflects the above-described terms of the offering.

The closing of the offering is expected to take place on March 5, 2014, subject to the satisfaction of customary closing conditions.

The shares will be sold pursuant to a shelf registration statement, as amended, that Magic filed with the Securities and Exchange Commission, or the SEC, which became effective on January 30, 2014 (SEC File No. 333-192241). A prospectus supplement relating to the offering has been filed with the SEC.

A copy of the underwriting agreement is attached as Exhibit 1.1 hereto and is incorporated by reference herein. The description of the underwriting agreement herein is a summary and is qualified in its entirety by the terms of the underwriting agreement.

The legal opinion of Israeli counsel to Magic regarding the validity of the ordinary shares being offered and sold pursuant to the offering is attached as Exhibit 5.1 hereto.

Each of Exhibits 1.1 and 5.1 hereto is incorporated by reference into Magic’s registration statement on Form F-3 (SEC File No. 333-192241).

All statements included or incorporated by reference in this Form 6-K, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “projects,” “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. More information about the risks, uncertainties and assumptions that may impact our business is set forth in our annual report on Form 20-F and in the prospectus supplement. All forward-looking statements in this Form 6-K are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By	/s/Amit Birk
Amit Birk
VP, General Counsel

Date: February 28, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated February 28, 2014, by and among Barclays Capital Inc. and William Blair & Company, L.L.C. acting as representatives of the underwriters named therein and Magic Software Enterprises Ltd.

5.1	Opinion of Herzog, Fox & Neeman regarding the validity of the ordinary shares being offered and sold.

99.1	Press release, dated February 28, 2014, issued by Magic Software Enterprises Ltd.